UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent for Service of Process and Undertaking

A.	Name of Issuer or person filing ("Filer"): Aventis

B.	This is [check one]

an original filing for the Filer

an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Aventis

	Form type:	Form CB

	File Number (if known):	(Not available)

	Filed by:	Aventis

	Date Filed (if filed concurrently, so indicate):	November 29, 2002 (concurrently with this Form F-X)

D.	The Filer is incorporated or organized under the laws of THE REPUBLIC OF FRANCE and has it principal place of business at:

16 avenue de l'Europe 67300 Schiltigheim France (33) 3 8899 1100

E.	The Filer designates and appoints Mr. Owen K. Ball, Jr. ("Agent") located at:

Aventis Pharmaceuticals Inc. Attn: Owen K. Ball Senior Corporate Counsel 300 Somerset Corporate Boulevard Mail Code SC3-820A Bridgewater, New Jersey 08807-2854 Telephone: 1-908-243-6262

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

	(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the "Commission"); and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction state or of the United States or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 29, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Strasbourg, Republic of France this 29th day of November, 2002.

	/s/	STEPHAN PETRI

Filer: AVENTIS	Name:	Stephan Petri
	Title:	Head of Legal Operations

	/s/	BRUNO ANGRAND

	Name:	Bruno Angrand
	Title:	Head of Corporate Law

This statement has been signed by the following persons in the capacities and on the dates indicated.

	Name:	Owen K. Ball, Jr.
	Title:	Senior Corporate Counsel

Date: November 29, 2002